

Mail Stop 3561

January 9, 2018

Via E-mail
Mr. Marc Fogassa
Chief Executive Officer
Jupiter Gold Corporation
Rua Vereador João Alves Praes nº 95-A
Olhos D'Água, MG
39398-000, Brasil

    Re: **Jupiter Gold Corporation**
             Form 20-F for the Fiscal Year Ended December 31, 2016
             Filed May 15, 2017
             File No. 333-214872

Dear Mr. Fogassa:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ John Reynolds

                        John Reynolds
                        Assistant Director
                        Offices of Beverages, Apparel and Mining